Exhibit 4.5
DESCRIPTION OF SECURITIES
Capital Stock
The following summary of the material terms of the securities of AON. This summary is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our Charter in its entirety for a complete description of the rights and preferences of our securities.
Authorized and Outstanding Stock
Our charter authorizes the issuance of 325,000,000 shares of capital stock, consisting of 300,000,000 shares of common stock, consisting of (i) 200,000,000 shares of Class A Common Stock, $0.0001 par value per share and (ii) 100,000,000 shares of Class B Common Stock, $0.0001 par value per share and (b) 25,000,000 shares of preferred stock, par value $0.0001 per share.
Common Stock
AON Class A Common Stock
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Charter, each holder of AON Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held of record as of the applicable record date by such holder on all matters on which stockholders generally are entitled to vote. The holders of AON Class A Common Stock and AON Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors (other than with respect to the Preferred Director) and on all matters properly submitted to a vote of stockholders, unless otherwise required by Delaware law or the Charter (as it may be amended from time to time). Notwithstanding the foregoing, except as otherwise required by law or the Charter (including any preferred stock designation), holders of shares of any series of common stock shall not be entitled to vote on any amendment to the Charter (including any amendment to any preferred stock designation) that relates solely to the terms of one or more outstanding series of preferred stock or other series of common stock if the holders of such affected series of preferred stock or common stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon.
Dividends
Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, under the Charter, holders of AON Class A Common Stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the AON Board in its discretion out of funds legally available therefor and shall share ratably (based on the number of shares of AON Class A Common Stock held) in such dividends and distributions.
Liquidation, Dissolution and Winding Up
In the event of the voluntary or involuntary liquidation, dissolution or winding-up of AON under the Charter, or any liquidation event, after payment or provision for payment of the debts and other liabilities of AON and of the preferential and other amounts, if any, to which the holders of preferred stock having a preference over the AON Class B Common Stock, the holders of shares of AON Class B Common Stock shall be entitled to receive $0.0001 per share, and upon receiving such amount, such holders of shares of AON Class B Common Stock, as such, shall not be entitled to receive any other assets or funds of AON. Thereafter, the holders of all outstanding shares of AON Class A Common Stock shall be entitled to receive the remaining assets of AON available for distribution ratably in proportion to the number of shares held by each such stockholder.
Preemptive or Other Rights
Under the Charter, holders of AON Class A Common Stock will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to AON Class A Common Stock.
AON Class B Common Stock

Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Charter, the holders of AON Class B Common Stock will be entitled, as applicable, to one (1) vote per share held of record as of the applicable record date by such holder on all matters on which stockholders generally or holders of Class B Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of AON’s capital stock). The holders of AON Class A Common Stock and AON Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all matters properly submitted to a vote of stockholders, unless otherwise required by Delaware law or the Charter (as it may be amended from time to time). Notwithstanding the foregoing, except as otherwise required by law or the Charter (including any preferred stock designation), holders of shares of any series of common stock shall not be entitled to vote on any amendment to the Charter (including any amendment to any preferred stock designation) that relates solely to the terms of one or more outstanding series of preferred stock or other series of common stock if the holders of such affected series of preferred stock or common stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon.
Dividends
Holders of AON Class B Common Stock will not be entitled to receive dividends and other distributions.
Liquidation, Dissolution and Winding Up
In the event of the voluntary or involuntary liquidation, dissolution or winding-up of AON under the Charter, the holders of AON Class B Common Stock will be entitled to receive $0.0001 per share, and upon receiving such amount, such holders of shares of Class B Common Stock, as such, shall not be entitled to receive any other assets or funds of AON.
Preemptive or Other Rights
Under the Charter, holders of AON Class B Common Stock will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to AON Class B Common Stock.
Restrictions on Transfers
Holders of AON Class B Common Stock may transfer or assign shares of Class B Common Stock only to a permitted transferee of such holders under the AON Amended and Restated LLC Agreement, and only if the transferor also simultaneously transfers an equal number of such transferor’s common units to such permitted transferee in compliance with the transfer restrictions in the AON Amended and Restated LLC Agreement.
Cancellation and Conversion
Holders of AON Class B Common Stock (other than AON) will have the right to require AON to redeem all or a portion of their common units, together with the cancellation of an equal number of shares of AON Class B Common Stock, for (i) an equal number of shares of AON Class A Common Stock, provided however that, a holder of common units may not exchange their common units for AON Class A Common Stock that would result in such holder owning more than 4.99% of the outstanding AON Class A Common Stock immediately after such redemption (the “Beneficial Ownership Limitation”) and no more than 4.99% of the voting power of AON when combined with any securities of AON or any securities convertible into AON; provided however, that upon notice to the AON, the holder may increase or decrease the Beneficial Ownership Limitation, provided that any increase or decrease in the Beneficial Ownership Limitation will not be effective until 61 days following notice of such change from the holder to AON or (ii) at AON’s election and solely in connection with AON’s completion of a substantially concurrent public offering or private sale of shares of AON Class A Common Stock within ten business days of the delivery of a redemption notice to AON, a corresponding amount of cash, in each case contributed to AON by AON. In lieu of a redemption, AON may elect to effect a direct exchange of cash or shares of AON Class A Common Stock for common units (rather than contributing the share or cash amounts, as applicable, to AON for purposes of AON redeeming the redeemed units from the redeeming equityholder). As the AON equityholders cause their common units to be redeemed or exchanged, holding other assumptions constant, AON’s membership interest in AON will correspondingly increase, the number of shares of AON Class A Common Stock outstanding will increase, and the number of shares of AON Class B Common Stock (whether held directly or indirectly through Class B Prefunded Warrants) will decrease.

AON Series A Preferred Stock
Dividends
The AON Series A Preferred Stock accrues dividends at the annual rate of 8.0% of the original price per share, plus the amount of previously accrued, but unpaid dividends, compounded semi-annually, and participates with the AON Common Stock on all other dividends (the “Accrued Dividends” which, together with the aggregate investment by the AON Class C Preferred Investor, will be referred to as the “Accrued Value”). The Accrued Dividends may be paid in cash or accumulate and compound into Accrued Value.
Liquidation Rights and Preference
Upon any liquidation, winding-up or dissolution or deemed liquidation event, the holders of AON Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of AON Common Stock or any other junior securities, an amount per share equal to the greater of (i) the original price per share multiplied by the Applicable Percentage (as defined below) plus any Accrued Dividends on such share of AON Series A Preferred Stock (including all dividends that have previously accreted to Accrued Value, as described above) or (ii) such amount per share as would have been payable had all shares of AON Series A Preferred Stock been converted into AON Common Stock immediately prior to the liquidation event, winding up or dissolution. After the payment in full to the holders of AON Series A Preferred Stock of the amounts provided for above, the holders of shares of AON Series A Preferred Stock as such shall have no right or claim to any remaining assets of the Company in respect of their ownership of AON Series A Preferred Stock. “Applicable Percentage” means a percentage equal to (a) one hundred twenty five percent (125%) if a liquidation, winding-up or dissolution of AON or any Deemed Liquidation Event (as defined in the Certificate of Designation) occurs prior to June 7, 2024, (b) one hundred twenty percent (120%) if a liquidation, winding-up or dissolution of AON or any Deemed Liquidation Event occurs after June 7, 2024, but on or prior to June 7, 2025, (c) one hundred fifteen percent (115%) if a liquidation, winding-up or dissolution of AON or any Deemed Liquidation Event occurs after June 7, 2025, but on or prior to June 7, 2026, (d) one hundred ten percent (110%) if a liquidation, winding-up or dissolution of AON or any Deemed Liquidation Event after June 7, 2026, but on or prior to June 7, 2027, (e) one hundred five percent (105%) if a liquidation, winding-up or dissolution of AON or any Deemed Liquidation Event occurs after June 7, 2027, but on or prior to June 7, 2028, (f) one hundred percent (100%) if a liquidation, winding-up or dissolution of AON or any Deemed Liquidation Event occurs after June 7, 2028.
Voting
The AON Series A Preferred Stock votes together with the AON Common Stock on an as- converted basis, except as required by law and as noted below under “Protective Provisions.” Each holder of AON Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of AON Common Stock into which the shares of AON Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter or, if no record date is established, at the date such vote or consent is taken. The holders of the AON Series A Preferred Stock are also entitled to elect one director the AON Board (the “Preferred Director”), as long as the holders hold 5% or more of the voting power of all then-outstanding shares of capital stock of AON entitled to vote generally at an election of directors. The Preferred Director may be removed without cause by, and only by, the affirmative vote of such holders and will be a Class I director.
Protective Provisions
For as long as 50% of the shares of AON Series A Preferred Stock issued and outstanding as of the Issue Date are outstanding, AON shall not, without the affirmative vote or action by written consent of holders of a majority of the then-outstanding shares of AON Series A Preferred Stock (the “Requisite Holders”), voting together as a separate class, take any of the following actions: (i) amend, alter, or repeal any provision of the certificate of incorporation of AON, the AON Series A Certificate of Designations, bylaws of AON, the operating agreement of AON or the certificate of formation of AON in a manner that either adversely affects the rights, privileges or preferences (economic or otherwise) of the AON Series A Preferred Stock or materially modifies the rights, privileges, or preferences (economic or otherwise) of any class or series of equity security of AON; (ii) amend, alter, or changes the rights, preferences or privileges of the preferred stock of AON; (iii) reclassify, alter or amend any Junior Stock (as defined in the AON Series A Certificate of Designations) in a manner which renders such Junior Stock senior to or on parity with the AON Series A Preferred Stock or Parity Stock (as defined in the AON Series A Certificate of Designations) in a manner which renders such Parity Stock senior to the AON Series A Preferred Stock; (iv) issue or obligate itself to issue any AON shares which are senior to or pari passu with (or any equity security or debt instrument that is exercisable for or convertible into equity securities of AON that are senior to or pari passu with) the AON Series A Preferred Stock as to liquidation preferences, redemption, distributions, dividend rights or rights upon the liquidation, winding-up or dissolution of the AON or AON; (v) incur or refinance any indebtedness that either (1) results in AON having a ratio of total leverage (calculated as its net debt) to its trailing twelve-month Adjusted EBITDA (as defined in the AON Series A Certificate of Designations) at any time following the incurrence of such indebtedness that is more than three times, (2) provides for security over AON’s assets that is broader than outstanding indebtedness at the Issue Date, or (3) has materially more restrictive covenants than indebtedness outstanding as of the Issue Date; (vi) make any redemption, repurchase, dividend, or distribution (other than tax distributions) on any equity securities, or permit any of its subsidiaries to take any such action, other than redemptions of or dividends or distributions on the AON Series A Preferred Stock, and repurchases of equity securities from former service providers in connection with the cessation of such service at no greater than the original purchase price; (vii) with respect to AON or AON or any of their subsidiaries (other than subsidiaries with de minimis assets and operations), (1) initiate or commence an insolvency proceeding, including any state or federal insolvency proceeding, (2) effectuate an assignment for the benefit of creditors, or (3) elect to dissolve, liquidate or otherwise wind-up affairs; (viii) enter into any transaction between AON or any of its subsidiaries on one hand, and any member of the board of directors, executive officer or member of senior management of AON or any of its subsidiaries, or securityholder of AON or any of its subsidiaries, or their affiliates, on the other hand, other than ordinary course equity compensation grants; (ix) change the tax classifications of AON or any of its subsidiaries; (x) increase or decrease the authorized number of directors constituting the AON Board; or (xi) remove the then-serving AON chief executive officer from the AON Board or approve the proposed replacement of the then-current AON chief executive officer on the AON Board
Conversion
Each share of AON Series A Preferred Stock will be convertible at the holder’s option into shares of AON Common Stock at an initial conversion ratio determined by dividing the Accrued Value of such shares of AON Series A Preferred Stock by the conversion price per share, which will initially be based on the deemed original purchase price per share of each share of AON Series A Preferred Stock and subject to adjustment in accordance with the terms of the AON Series A Certificate of Designations. No fractional shares of AON Common Stock or securities representing fractional shares of AON Common Stock will be issued upon conversion or in respect of dividend payments made in AON Common Stock on the AON Series A Preferred Stock. Instead, the number of shares of AON Common Stock to be issued to any particular holder of AON Series A Preferred Stock upon conversion will be rounded up to the next whole share.
Mandatory Conversion
At any time three years after the Closing, if the 30-Day VWAP of the AON Class A Common Stock is greater than $16.00, then AON may, at its option, elect to cause all (but not less than all) of the outstanding shares of AON Series A Preferred Stock to be converted into AON Class A Common Stock at the conversion ratio then in effect, with such adjustment or cash payment for fractional shares as AON may elect.
Public Stockholders’ Warrants
Redeemable Warrants
Each whole warrant entitles the registered holder to purchase one share of AON Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of the Business Combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of AON Class A Common Stock. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the completion of the Business Combination, or earlier upon redemption or liquidation.
AON will not be obligated to deliver any shares of AON Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of AON Class A Common Stock issuable upon exercise of the warrants is then effective and a prospectus relating thereto is current, subject to AON satisfying AON’s obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “Redemption of warrants when the price per share of AON Class A Common Stock equals or exceeds $10.00.” No warrant will be exercisable for cash or on a cashless basis, and AON will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a warrant is not exercisable, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of AON Class A Common Stock underlying such unit.

No public warrants will be exercisable for cash unless AON has an effective and current registration statement covering the warrant shares issuable upon exercise of the warrants and a current prospectus relating to such warrant shares. Notwithstanding the foregoing, if a registration statement covering the issuance of the warrant shares issuable upon exercise of the public warrants is not effective within 60 days from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when AON shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will AON be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that AON is unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws.
Redemption of warrants when the price per share of AON Class A Common Stock equals or exceeds $18.00
Once the warrants become exercisable, AON may redeem the warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”);
•	if, and only if, the last reported sale price of AON’s Class A Common Stock for any 20-trading days within a 30-trading day period ending on the third trading day prior to the date on which AON send the notice of redemption to the warrant holders (which AON refers to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant).
AON will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of AON Class A Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of AON Class A Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, AON may exercise AON’s redemption right even if AON are unable to register or qualify the underlying securities for sale under applicable state securities laws.
AON has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and AON issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the AON Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued).
Redemption of warrants when the price per share of AON Class A Common Stock equals or exceeds $10.00
Once the warrants become exercisable, AON may redeem the outstanding warrants:

•	in whole and not in part;

•	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption to each warrant holder provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of AON Class A Common Stock except as otherwise described below;
•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant); and
•	if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.
Holders may elect to exercise their warrants on a cashless basis at any time after AON has given the notice of redemption and prior to the applicable redemption date. The numbers in the table below represent the number of shares of AON Class A Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of AON Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of AON Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. AON will provide AON’s warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

	Fair Market Value of AON Class A Common Stock
Redemption Date (period to expiration of warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361

54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361

	Fair Market Value of AON Class A Common Stock
Redemption Date (period to expiration of warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date (calculated for purposes of the table as the period to expiration of the warrants) may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of AON Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of AON Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of AON Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of AON Class A Common Stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of AON Class A Common Stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of AON Class A Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of AON Class A Common Stock.
This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the Private Placement Warrants) when the trading price for the AON Class A Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of AON Class A Common Stock are trading at or above $10.00 per share, which may be at a time when the trading price of AON Class A Common Stock is below the exercise price of the warrants. AON has established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per share of AON Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to AON’s capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. AON will be required to pay the applicable redemption price to warrant holders if AON choose to exercise this redemption right and it will allow us to AON proceed with a redemption of the warrants if AON determine it is in AON’s best interest to do so. As such, AON would redeem the warrants in this manner when AON believes it is in AON’s best interest to update AON’s capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, AON can redeem the warrants when the shares of AON Class A Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to AON capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If AON chooses to redeem the warrants when the shares of AON Class A Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of AON Class A Common Stock than they would have received if they had chosen to exercise their warrants for shares of AON Class A Common Stock if and when such shares of AON Class A Common Stock were trading at a price higher than the exercise price of $11.50.
No fractional shares of AON Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, AON will round down to the nearest whole number of the number of shares of AON Class A Common Stock to be issued to the holder.
Redemption Procedures.
A holder of a warrant may notify AON in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of AON Class A Common Stock issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments
If the number of issued and outstanding shares of AON Class A Common Stock is increased by a stock dividend payable in shares of AON Class A Common Stock, or by a split-up of shares of AON Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of AON Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding shares of AON Class A Common Stock. A rights offering made to all or substantially all holders of AON Class A Common Stock entitling holders to purchase shares of AON Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of AON Class A Common Stock equal to the product of (1) the number of shares of AON Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of AON Class A Common Stock) and (2) one minus the quotient of (x) the price per share of AON Class A Common Stock paid in such rights offering divided by (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for shares of AON Class A Common Stock, in determining the price payable for AON Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of AON Class A Common Stock during the ten-trading day period ending on the trading day prior to the first date on which the shares of AON Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if AON, at any time while the warrants are outstanding and unexpired, pay to all or substantially all of the holders of AON Class A Common Stock a dividend or make a distribution in cash, securities or other assets to the holders of AON Class A Common Stock on account of such shares of AON Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of DTOC Class A Common Stock in connection with the Business Combination, or (d) in connection with the redemption of DTOC’s public shares upon our failure to complete the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of AON Class A Common Stock in respect of such event.
If the number of issued and outstanding shares of AON Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of AON Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of AON Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding shares of AON Class A Common Stock.
Whenever the number of shares of AON Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of AON Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of AON Class A Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding shares of AON Class A Common Stock (other than those described above or that solely affects the par value of such shares of AON Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of AON Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of AON as an entirety or substantially as an entirety in connection with which AON is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of AON Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by AON in connection with redemption rights held by stockholders of the company as provided for in the current charter or as a result of the redemption of shares of AON Class A Common Stock by AON if a proposed initial business combination is presented to the stockholders of AON for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding shares of AON Class A Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of AON Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of AON Class A Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that (a) the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants and (b) all other modifications or amendments require the vote or written consent of at least 50% of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the Private Placement Warrants, at least 50% of the then outstanding Private Placement Warrants. You should review a copy of the warrant agreement for a complete description of the terms and conditions applicable to the warrants.
The warrant holders do not have the rights or privileges of holders of AON Class A Common Stock and any voting rights until they exercise their warrants and receive shares of AON Class A Common Stock. After the issuance of shares of AON Class A Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by holders of AON Class A Common Stock.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of AON Class A Common Stock to be issued to the warrant holder.
Private Placement Warrants
The private placement warrants (including the AON Class A Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until thirty (30) days after the Business Combination (except in limited circumstances) and they will not be redeemable by AON for cash so long as they are held by the Sponsor, members of the Sponsor or their permitted transferees.
The initial purchasers of the private placement warrants, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants sold in the Business Combination, including that they may be redeemed for shares of AON Class A Common Stock. If the private placement warrants are held by holders other than the Sponsor or their permitted transferees, the private placement warrants will be redeemable by AON and exercisable by the holders on the same basis as the warrants included in the units being sold in the Business Combination.
Class B Prefunded Warrants
A Class B Prefunded Warrant was issued to any holder of AON membership units who have elected to receive such warrant to purchase AON Class B Common Stock in lieu of shares of AON Class B Common Stock that such holder would otherwise be entitled to receive as consideration in connection with the Business Combination. The Class B Prefunded Warrant has an initial exercise price per share equal to $0.01 per share of AON Class B Common Stock. The Class B Prefunded Warrant is exercisable at any time upon issuance. The exercise price and number of shares of AON Class B Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends. A holder of the Class B Prefunded Warrant (together with its affiliates) may not exercise any portion of the Class B Prefunded Warrant to the extent that the holder would own more than 4.99% of the outstanding AON Class B Common Stock (the “Beneficial Ownership Limitation”) immediately after exercise or more than 4.99% of the voting power of AON when combined with any securities of AON or any securities convertible into AON. Notwithstanding the foregoing, upon notice to the AON, such holder may increase or decrease the Beneficial Ownership Limitation, provided that any increase or decrease in the Beneficial Ownership Limitation will not be effective until 61 days following notice of such change from the holder to AON.
In the event of a fundamental transaction (which includes any reorganization, recapitalization or reclassification of our Class B Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Class B Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by AON common stock), the holders of the Class B Prefunded Warrants will be entitled to receive upon exercise of the Class B Prefunded Warrants the kind and amount of securities, cash or other property that such holders would have been entitled to receive had they exercised the Class B Prefunded Warrants immediately prior to such fundamental transaction.
Certain Anti-Takeover Provisions of Delaware Law, the Charter and Amended and Restated Bylaws
Provisions of the DGCL and the Charter and Amended and Restated Bylaws could make it more difficult to acquire the post-combination company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the post-combination company to first negotiate with the board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the AON Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of the AON common stock.
In addition, the Charter provides for certain other provisions that may have an anti-takeover effect:

•	There is no cumulative voting with respect to the election of directors.
•	The AON Board is divided into three staggered classes of directors. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:
•	the Class I director, whose terms will expire at the annual meeting of stockholders to be held in 2024, is James Stith, and there is one vacancy;
•	the Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2025, is Fred” Divers and there are two vacancies; and
•	the Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2026, will be Todd Schnoherz, Bradley Fluegel, and Ravi Sarin.
•	The AON Board is empowered to appoint a director to fill a vacancy created by the expansion of the AON Board or the resignation, death, or removal of a director in certain circumstances. AON intends to fill the vacancies prior to the next annual meeting of stockholders.
•	A prohibition on stockholders calling a special meeting and the requirement that from and after the Closing, a meeting of the stockholders may only be called by the AON Board acting pursuant to a resolution adopted by a majority of the authorized directors of the AON Board, by our Chief Executive Officer or by our Chairman, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.
•	Subject to any limitations imposed by the listing standards of Nasdaq (or another securities exchange on which AON equity securities are then listed for trading), the authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

•	AON is subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with (a) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
•	an affiliate of an interested stockholder or (c) an associate of an interested stockholder, in each case, for three years following the date that such stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:
•	the AON Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of AON voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
•	on or subsequent to the date of the transaction, the business combination is approved by the AON Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
Advance notice requirements for stockholder proposals and director nominations
The proposed Amended and Restated Bylaws provide that stockholders seeking to bring business before the annual meeting of the stockholders, or to nominate candidates for election as directors at the annual meeting of the stockholders AON must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the ninetieth (90th) nor earlier than the close of business on the one hundred twentieth (120th) day prior to the anniversary date of the immediately preceding annual meeting of the stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. The proposed Amended and Restated Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting.
These provisions may preclude AON stockholders from bringing matters before our annual meeting of the stockholders or from making nominations for directors at our annual meeting of the stockholders.
Exclusive Forum
Our charter provides that, unless AON consents to the selection of an alternative forum, any (a) derivative action or proceeding brought on behalf of AON, (b) action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of AON to AON or its stockholders, (c) action asserting a claim against AON or its directors, officers or employees governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or (d) action asserting a claim against AON or any current or former director, officer, employee or agent of AON arising pursuant to any provision of the DGCL or the Charter or the Amended and Restated Bylaws. Additionally, the Charter also provides that, to the fullest extent permitted by law, unless AON otherwise consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of AON shall be deemed to have notice of and consented to the forum provisions in the Amended and Restated Bylaws. This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and stockholders of corporations for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our charter includes a provision that eliminates, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), the personal liability of AON’s directors for damages for any breach of fiduciary duty as a director.
Our charter provides that, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), AON must indemnify and hold harmless and advance expenses to any of its directors and officers who is involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of AON or, while serving as a director or officer of AON, is or was serving at the request of AON as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity. AON also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for AON’s directors, officers, and certain employees for some liabilities. AON believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Charter and the proposed Amended and Restated Bylaws may discourage stockholders from bringing lawsuits against AON’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against AON’s directors and officers, even though such an action, if successful, might otherwise benefit AON and its stockholders. In addition, your investment in AON may be adversely affected to the extent that AON pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
Transfer Agent and Warrant Agent
Continental Stock Transfer & Trust Company is the transfer agent for AON Class A Common Stock, AON Class B Common Stock and AON Series A Preferred Stock and the warrant agent for AON warrants.
Listing of Securities
AON Class A Common Stock and AON warrants are listed on the Nasdaq under the symbol “AONC” and “AONCW,” respectively.